REG TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

October 31, 2010

READERS’ NOTE

Responsibilities for Financial Statements

The  accompanying  consolidated  financial  statements  for  Reg  Technologies  Inc.  (the  “Company”)  have been  prepared  by  management  in  accordance  with  Canadian  generally  accepted  accounting  principles.

These consolidated financial statements, which are the responsibility of management, are unaudited and have  not  been  reviewed  by  the  Company’s  auditors.  Management  believes  the  consolidated  financial statements  are  free  of  material  misstatement  and  present  fairly,  in  all  material  respects,  the  financial position  of  the  Company  as  at  October  31,  2010  and  the  results  of  its  operations  and  its  cash  flows  for the six months ended October 31, 2010.

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at

As at

October 31,

April 30,

2010

2010

$

$

Assets

Current

Cash

344

364

GST and interest receivable

11,667

9,882

Prepaid expenses

2,691

1,416

Due from related parties (Note 8)

-

28,455

Advances to equity accounted investee (Note 6)

769,844

585,859

784,546

625,976

Equipment (Note 5)

2,227

3,346

786,773

629,322

Liabilities

Current

Bank indebtedness

-

494

Accounts payable and accrued liabilities

144,579

57,861

Due to related parties (Note 8)

143,574

146,741

Income taxes payable

10,317

10,317

Share subscription payable (Note 10)

135,344

58,877

Convertible debenture  (Note 11)

44,090

-

Deferred gain on property disposition (Note 14)

25,000

-

Financial instrument liability (Note 10)

29,087

135,816

531,991

410,106

Shareholders’ equity

Share Capital (Note 4)

12,191,832

12,082,039

Equity component of convertible loan (Note 11)

8,485

-

Warrants (Note 4)

60,371

245,518

Contributed Surplus

2,321,484

2,133,649

Deficit

(14,327,390)

(14,241,990)

254,782

219,216

786,773

629,322

Nature and Continuance of Operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 15)

On behalf of the Board:

  “John Robertson”

Director

   “Jennifer Lorette"

Director

John Robertson

Jennifer Lorette

The accompanying notes are an integral part of these consolidated financial statements.

(1)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

For the three

For the three

For the six

For the six

months ended

Months ended

months ended

Months ended

October 31,

October 31,

October 31,

October 31,

2010

2009

2010

2009

$

$

$

$

Expenses

Amortization

505

1,058

1,120

2,115

Interest

2,953

-

3,908

-

Shareholder communication

2,677

31,139

15,139

41,642

Consulting fees

3,030

1,445

6,817

4,402

Foreign exchange loss (gain)

(113)

739

428

1,720

Management and directors’ fees (Note 8)

12,950

13,050

26,000

26,100

Office expenses

6,769

15,668

12,532

27,445

Professional fees (Note 8)

16,302

28,291

32,470

66,604

Research and development

11,217

32,837

45,174

78,463

Rent and utilities (Note 8)

1,734

8,185

3,411

16,329

Stock-based compensation (Note 4)

20,296

15,994

20,296

31,987

Transfer agent and filing fees

4,261

6,058

8,059

7,162

Travel and promotion

4,085

5,601

4,085

8,975

Wages and benefits

5,820

7,227

12,690

14,274

(92,486)

(167,292)

(192,129)

(327,218)

Loss before other items and income taxes

Other income (expense)

Gain on sale of investee’s shares (Note 6)

-

14,362

-

26,689

Unrealized gain (loss) on financial instrument liability

68,984

(4,739)

106,729

64,886

Net and comprehensive loss

(23,502)

(157,669)

(85,400)

(235,643)

Loss per share – basic and diluted

(0.00)

(0.01)

(0.00)

(0.01)

Weighted average number of common shares

outstanding – basic and diluted

28,625,371

25,713,927

28,497,613

25,713,927

The accompanying notes are an integral part of these consolidated financial statements.

(2)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

For the three

For the three

For the six

For the six

months ended

Months ended

months ended

Months ended

October 31,

October 31,

October 31,

October 31,

2010

2009

2010

2009

$

$

$

$

Cash flows used in operating activities

Net loss

(23,502)

(157,669)

(85,400)

(235,643)

Adjustments to reconcile loss to net cash used by

operating activities:

Amortization

504

1,058

1,119

2,115

Accrued interest

1,954

-

2,576

-

Gain on sale of investee’s shares

-

(14,362)

-

(26,689)

Stock-based compensation

20,296

15,994

20,296

31,987

Unrealized (gain) loss on financial instrument liability

(68,984)

4,739

(106,729)

(64,886)

Changes in non-cash working capital items:

Bank indebtedness

(568)

1,939

(494)

1,939

GST and interest receivable

(3,326)

(4,993)

(1,785)

(6,308)

Prepaid expenses

(1,275)

(6,293)

(1,275)

(13,173)

Due from related parties

23,581

-

28,455

-

Accounts payable and accrued liabilities

72,469

21,896

86,716

128,837

Advances from (repayment to) related parties

(50,390)

100,701

(3,167)

140,935

(29,241)

(36,990)

(59,688)

(40,886)

Cash flows provided by investing activities

Advances to equity accounted investee

(91,299)

20,135

(183,985)

13,419

Proceeds on sale of investee’s shares and warrants

18,610

14,362

76,467

26,689

Net cash from disposition of assets

10,000

-

25,000

-

(62,689)

34,497

(82,518)

40,108

Cash flows provided by financing activities

Proceeds from issuance of convertible loan

-

-

50,000

-

Proceeds from share issuances, net of issuance costs

92,186

-

92,186

-

92,186

-

142,186

-

Increase (decrease) in cash

256

(2,493)

(20)

(778)

Cash, beginning

88

2,822

364

1,107

Cash, ending

344

329

344

329

Supplemental Disclosures

Interest paid

1,000

-

1,333

-

Income taxes paid

-

-

-

-

The accompanying notes are an integral part of these consolidated financial statements.

(3)

Reg Technologies Inc.

(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

Equity

Component of

Other

Total

Common

Common

Contributed

Convertible

Comprehensiv

Shareholder

e

s’

Shares

Shares

Surplus

Warrants

Loan

Income (Loss)

Deficit

Equity

#

$

$

$

$

$

$

$

Balance – April 30, 2007

23,942,759

11,356,689

849,839

–

–

639,758      (12,794,669)

51,617

Stock-based compensation

–

–

247,059

–

–

–

–

247,059

Deconsolidation adjustment

–

–

(886,589)

–

–

(648,763)

–      (1,535,352

)

Deconsolidation of

–

–

1,808,851

–

–

–

–

1,808,851

subsidiary

Foreign currency translation

–

–

5,672

–

–

9,005

–

14,677

adjustment

Net loss (Restated – Note

12)

–

–

–

–

–

–

(536,329)

(536,329)

Balance – April 30, 2008

–

(Restated – Note 12)

23,942,759

11,356,689

2,024,832

–

–      (13,330,998)

50,523

Shares issued for cash

1,771,168

444,275

–

167,540

–

–

–

611,815

Stock-based compensation

–

–

90,736

–

–

–

–

90,736

Net loss

–

–

–

–

–

–

(456,090)

(456,090)

Balance – April 30, 2009

25,713,927

11,800,964

2,115,568

167,540

–      (13,787,088)

296,984

–

Shares issued for cash

2,655,929

281,075

–

94,711

–

–

–

375,786

Stock-based compensation

–

–

1,348

–

–

–

–

1,348

Expiration of warrants

–

–

16,733

(16,733)

–

–

–

–

Net loss

–

–

–

–

–

–

(454,902)

(454,902)

Balance – April 30, 2010

28,369,856

12,082,039

2,133,649

245,518

–

–      (14,241,990)

219,216

Equity component of

–

–

–

–

8,485

–

–

8,485

convertible loan

Shares issued for warrant

460,929

109,793

–

(17,607)

–

–

–

92,186

exercise

Stock-based compensation

–

–

20,296

–

–

–

–

20,296

Expiration of warrants

–

–

167,540

(167,540)

–

–

–

–

    Net loss

–

–

–

–

–

–

(85,400)

(85,400)

Balance – October 31, 2010

28,830,785

12,191,832

2,321,484

60,371

8,485

–      (14,327,390)

254,782

The accompanying notes are an integral part of these consolidated financial statements.

(4)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

1.

Nature and Continuance of Operations

Reg Technologies Inc. (“Reg Tech” or the “Company”) is a development stage company in the business of  developing  and  commercially  exploiting  an  improved  axial  vane  type  rotary  engine  known  as  the

Rand   CamTM/Direct   Charge   Engine   and   other   RandCamTM   /   RadMax®   applications,   such   as

compressors  and  pumps  (the  “Technology”).   The  worldwide  marketing  and  intellectual  rights,  other than  in  the  U.S.,  are  held  by  the  Company,  which  as  at  October  31,  2010  owns  3.8  million  shares  of

REGI  U.S,  Inc.  (“REGI”)  (a  U.S.  public  company)  representing  a  13%  interest  in  REGI.   REGI  owns

the  U.S,  marketing  and  intellectual  rights.    The  Company  and  REGI  have  a  project  cost  sharing

agreement whereby these companies each fund 50% of the development of the Technology.

In  a  development  stage  company,  management  devotes  most  of  its  activities  to  establishing  a  new

business.    Planned  principal  activities  have  not  yet  produced  any  revenues  and  the  Company  has

incurred  recurring  operating  losses  as  is  normal  in  development  stage  companies.   The  Company  has

accumulated  losses  of  $14,327,390  since  inception.    These  factors  raise  substantial  doubt  about  the

Company’s  ability  to  continue  as  a  going-concern.   The  ability  of  the  Company  to  emerge  from  the

development   stage   with   respect   to   its   planned   principal   business   activity   is   dependent   upon   its

successful  efforts  to  raise  additional  equity  financing,  receive  funding  from  affiliates  and  controlling shareholders, and develop a market for its products.

Management  is  aware  that  material  uncertainties  exist,  related  to  current  economic  conditions,  which could adversely affect the Company’s ability to continue to finance its activities. The Company receives interim  support  from  affiliated  companies  and  plans  to  raise  additional  capital  through  debt  and/or

equity  financings.   There  continues to be insufficient  funds to provide adequate  working capital to fund

ongoing  operations  for  the  next  twelve  months.   The  Company  may  also  raise  additional  funds  though

the exercise of warrants and stock options.

There  is  no  certainty  that  the  Company’s  efforts  to  raise  additional  capital  will  be  successful.  These financial  statements  do  not  include  any  adjustments  relating  to  the  recoverability  and  classification  of recorded  asset  amounts  and  classification  of  liabilities  that  might  be  necessary  should  the  Company  be unable to continue in normal operations.

2.

Basis of accounting and principles of consolidation

These  unaudited  interim  consolidated  financial  statements  have  been  prepared  in  accordance  with

Canadian  generally  accepted  accounting  principles  for  interim  financial  information  using  the  same accounting  policies  and  methods  of  application  as  the  audited  consolidated  financial  statements  of  the

Company for the year ended April 30, 2010.   These unaudited interim consolidated financial statements

do  not  include  all  the  information  and  note  disclosures  required  by  generally  accepted  accounting principles  for  annual  financial  statements  of  the  Company  and  should  be  read  in  conjunction  with  the audited consolidated financial statements of the Company as at April 30, 2010.

(5)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

2.

Basis of accounting and principles of consolidation (Cont’d)

In  the  opinion  of  management,  all  adjustments  considered  necessary  for  fair  presentation  have  been

included  in  these  financial  statements.    Interim  results  are  not  necessarily  indicative  of  the  results expected for the fiscal year.

These  financial  statements  include  the  accounts  of  the  Company  and  its  51%  owned  subsidiary,  Rand

Energy  Group  Inc.  (“Rand”),  which  owns  a  2.8%  (April  30,  2010  –  2.8%)  interest  in  REGI.  The

Company  also owns a 10.6% (April 30, 2010 – 10.6%) interest in REGI. Prior  to April 30, 2008, REGI was  considered  a  controlled  subsidiary  for  consolidation  purposes  by  way  of  control  through  an annually renewable voting trusts agreement, with other affiliated companies. This trusts agreement gave the  Company  50%  control  of  the  voting  shares  of  REGI.  The  agreement  could  be  cancelled  by  the

President  of  the  51%  owned  subsidiary  with  seven  days’  written  notice  to  the  affiliated  companies.

Effective  April  30,  2008,  the  voting  trusts  agreement  was  cancelled  (Note  6)  and  consequently  the investment in REGI has been accounted for as an equity investment.

3.      Financial Instruments

Foreign exchange risk

The  Company  is  primarily  exposed  to  currency  fluctuations  relative  to  the  Canadian  dollar  through

expenditures  that  are  denominated  in  US  dollars.    Also,  the  Company  is  exposed  to  the  impact  of

currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position  of  the  Company  are  reported  in  Canadian  dollars.

Fluctuations  in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the

Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities that are denominated in United States dollars:

Advances to

Equity

Accounted

Accounts

October 31, 2010

Cash

Investee

Payable

$

60

$

754,823

$

22,462

At  October  31,  2010  with  other  variables  unchanged,  a  +/-10%  change  in  exchange  rates  would increase/decrease pre-tax loss by approximately +/- $77,723.

(6)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

3.    Financial Instruments (Cont’d)

Interest rate and credit risk

The Company has minimal cash balances and no interest-bearing debt. The Company  has no significant concentrations  of  credit  risk  arising  from  operations.  The  Company's  current  policy  is  to  invest  any significant  excess  cash  in  investment-grade  short-term  deposit  certificates  issued  by  reputable  financial institutions  with  which  it  keeps  its  bank  accounts  and  management  believes  the  risk  of  loss  to  be remote.  The  Company  periodically  monitors  the  investments  it  makes  and  is  satisfied  with  the  credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government.   Management believes

that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity  risk  is  the  risk  that  the  Company  will  not  be  able  to  meet  its  financial  obligations  as  they  fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 13.

Fair Value Measurement

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments

Disclosures”  requires  disclosure  of  a  three-level  hierarchy  for  fair  value  measurements  based  upon  the significance of inputs used in making fair value measurements as follows:

−      Level 1 – quoted prices in active markets for identical assets or liabilities.

−      Level  2  –  inputs  other  than  quoted  prices  included  in  Level  1  that  are  observable  for  the  asset  or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

−      Level 3 – inputs for the asset or liability that are not based on observable market data.

At  October  31,  2010,  the  levels  in  the  fair  value  hierarchy  into  which  the  Company’s  financial  assets  and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

Level 1

Level 2

Cash

$

344

Financial instrument liability

$ 29,087

(7)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

4.

Share Capital

Authorized

50,000,000 Common shares without par value

10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares

5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At  October  31,  2010,  Rand  owns  217,422  (April  30,  2010  –  217,422)  shares  of  the  Company  valued  at

$30,439  that  have  been  deducted  from  the  total  shares  issued  and  outstanding.    The  value  of  these

shares has been deducted from share capital.

Private placements

On  July  31,  2008,  the  Company  completed  a  private  placement,  whereby  it  issued  1,315,168  units  at  $0.40

per  unit  for  proceeds  of  $526,067.    Each  unit  consisted  of  one  common  share  and  one  non-transferable share purchase warrant, entitling the holder to acquire one additional common share for a period of one year

at  $0.50  per  share  and  at  $0.60  per  share  in  the  second  year.   The  fair  value  of  the  warrants  included  in  the

units  was  estimated  to  be  $0.115  per  warrant  using  the  Black-Scholes  option  pricing  model  using  the

following  assumptions:   risk  free  interest  rate  of  3.10%,  expected  volatility  of  107%,  an  expected  life  of  1

year  and  no  expected  dividends.   The  Company  incurred  finders’  fees  of  $22,212  in  connection  with  this private placement, which are included in share issuance costs.

On  April  1,  2009,  the  Company  completed  a  private  placement,  whereby  it  issued  456,000  units  at  $0.25

per  unit  for  proceeds  of  $114,000.   Each  unit  consisted  of  one  common  share  and  one-half  non-transferable

share  purchase  warrant.    Two  one-half  warrants  entitle  the  holder  to  purchase  one  additional  share  of common stock at a price of $0.35 per share for one year.  The fair value of the warrants included in the units was  estimated  to  be  $0.07  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:

risk  free  interest  rate  of  1.10%,  expected  volatility  of  115%,  an  expected  life  of  1  year  and  no  expected

dividends.   The  Company  incurred  finders’  fees  of  $6,040  in  connection  with  this  private  placement,  which are included in share issuance costs.

On  January  26,  2010,  the  Company  completed  a  private  placement,  whereby  it  issued  1,012,596  units  at

$0.15  per  unit  for  proceeds  of  $151,889.  Each  private  placement  unit  consisted  of  one  common  share  and share  purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock

at a price of $0.20 per share for one year.   The fair value of the warrants included in the units was estimated

to  be  $0.04  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:    risk  free

interest  rate  of  1.17%,  expected  volatility  of  97%,  an  expected  life  of  1  year  and  no  expected  dividends.

Finders’  fees  of  $7,050  were  paid  in  connection  with  the  private  placement,  which  are  included  in  share issuance costs.

(8)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

4.

Share Capital (Cont’d)

Private placements (Cont’d)

On  March  28,  2010,  the  Company  completed  a  private  placement,  whereby  it  issued  1,643,333  units  at

$0.15  per  unit  for  proceeds  of  $246,500.  Each  private  placement  unit  consisted  of  one  common  share  and share  purchase  warrant.  Each  warrant  entitles  the  holder  to  purchase  one  additional  share  of  common  stock

at a price of $0.20 per share for one year.   The fair value of the warrants included in the units was estimated

to  be  $0.03  using  the  Black-Scholes  option  pricing  model  using  the  following  assumptions:    risk  free

interest  rate  of  0.87%,  expected  volatility  of  99%,  an  expected  life  of  1  year  and  no  expected  dividends.

Finders’  fees  of  $12,068  were  paid  in  connection  with  the  private  placement,  which  are  included  in  share issuance costs.

Stock Options

The  Company  has  implemented  a  stock  option  plan  (the  “Plan”)  to  be  administered  by  the  Board  of

Directors.   Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of  10%  of  the  issued  and  outstanding  common  shares  of  the  Company  at  the  date  the  options  are  granted.

The option price under each option shall be not less than the discounted market price on the grant date.  The expiry  date  of  an  option  shall  be  set  by  the  Board  of  Directors  at  the  time  the  option  is  awarded,  and  shall not be more than five years after the grant date.

These options have the following vesting schedule:

i)

Up  to  25%  of  the  option  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial exercise is referred to as the “First Exercise”.

ii)

The  second  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date  of  First

Exercise; such second exercise is referred to as the “Second Exercise”.

iii)

The  third  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date  of  Second

Exercise; such third exercise is referred to as the “Third Exercise”.

iv)

The  fourth  and  final  25%  of  the  option  may  be  exercised  at  any  time  after  90  days  from  the  date of the Third Exercise.

v)

The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of

12 months with no more than 25% of the options vesting in any three-month period.

During  the  six  months  ended  October  31,  2010,  the  Company  recorded  stock-based  compensation  of

$20,296 (2009 - $31,987) as a general and administrative expense.

(9)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

4.

Share Capital (Cont’d)

Stock Options (Cont’d)

On  August  1,  2008,  the  Company  granted  400,000  stock  options  from  the  Plan  to  employees,  directors  and

consultants  exercisable  at  $0.40  per  share,  up  to  August  1,  2013.   The  fair  value  of  options  was  estimated

using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  1.69%,  expected  volatility  of  134%,  an  expected  option  life  of  1  -  5  years  and  no  expected

dividends. The weighted average fair value of options granted was $0.31 per option.   During the year ended

April  30,  2010  the  Company  recognized  $nil  (2009  -  $43,648)  as  stock-based  compensation  in  relation  to this  grant,  with  $46,990  (2009  -  $46,990)  to  be  recognized  in  future  accounting  periods  as  the  options continue to vest.

On  April  22,  2009,  the  Company  granted  375,000  stock  options  from  the  Plan  to  two  directors  and  a

consultant  exercisable  at  $0.21  per  share,  up  to  April  22,  2014.   The  fair  value  of  options  was  estimated

using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  3.19%,  expected  volatility  of  106%,  an  expected  option  life  of  1  -  5  years  and  no  expected

dividends.   The weighted average fair value of options granted was $0.18 per option. During the year ended

April  30,  2010  the  Company  recognized  $nil  (2009  -  $16,502)  as  stock-based  compensation  in  relation  to this  grant,  with  $37,419  (2009  -  $37,419)  to  be  recognized  in  future  accounting  periods  as  the  options continue to vest.

On  April  19,  2010,  the  Company  granted  50,000  stock  options  from  the  Plan  to  a  consultant  exercisable  at

$0.21  per  share,  up  to  April  19,  2015.   The  fair  value  of  options  was  estimated  using  the  Black-Scholes option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free  interest  rate  of  2.74%,

expected  volatility  of  102%,  an  expected  option  life  of  5  years  and  no  expected  dividends.   The  weighted

average fair value of options granted was $0.11 per option. The Company recognized $1,348 as stock-based compensation  in  relation  to  this  grant,  with  $4,044  to  be  recognized  in  future  accounting  periods  as  the options continue to vest.

On  October  21,  2010,  the  Company  granted  750,000  stock  options  from  the  Plan  to  the  president  of  the

Company  exercisable  at  $0.14  per  share,  up  to  October  21,  2015.   The  fair  value  of  options  was  estimated

using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  1.72%,  expected  volatility  of  106%,  an  expected  option  life  of  5  years  and  no  expected

dividends.    The  weighted  average  fair  value  of  options  granted  was  $0.11  per  option.  The  Company recognized  $20,296  as  stock-based  compensation  in  relation  to  this  grant,  with  $60,889  to  be  recognized  in future accounting periods as the options continue to vest.

(10)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

4.

Share Capital (Cont’d)

The following is a summary of options activities during the six months ended October 31, 2010 and the year ended April 30, 2010:

Weighted

average

Number of

exercise

options

price

$

Outstanding at April 30, 2009

1,525,000

0.30

Granted

50,000

0.21

Outstanding at April 30, 2010

1,575,000

0.30

Expired

(750,000)

0.22

Granted

750,000

0.14

Outstanding at October 31, 2010

1,575,000

0.26

Weighted average fair value of options granted during the six months ended October 31, 2010

0.14

Stock Options (Cont’d)

The following options were outstanding at October 31, 2010:

Expiry Date

Exercise

Number

Remaining

price

of options

contractual life

(years)

$

August 1, 2013

0.40

400,000

2.76

April 22, 2014

0.21

375,000

3.48

April 19, 2015

0.21

50,000

4.47

October 21, 2015

0.14

750,000

4.97

Options Outstanding

1,575,000

Options Exercisable

393,570

(11)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

4.

Share Capital (Cont’d)

Share Purchase Warrants

The following is a summary of warrant activities during the six months ended October 31, 2010 and year ended April 30, 2010:

Weighted

average

Number of

exercise

warrants

price

$

Outstanding at April 30, 2009

1,543,168

0.56

Issued

2,655,929

0.20

Expired

(228,000)

0.35

Outstanding at April 30, 2010

3,971,097

0.33

Exercised

(460,929)

0.20

Expired

(1,315,168)

0.60

Outstanding at October 31, 2010

2,195,000

0.20

The following warrants were outstanding at October 31, 2010:

Expiry Date

Exercise

Number

price

of warrants

$

January 26, 2011

0.20

551,667

March 28, 2011

0.20

1,643,333

Warrants Outstanding

2,195,000

5.

Equipment

Accumulated

October 31, 2010

Cost

Amortization

Net

Computer hardware

$

7,372

$

7,064

$

308

Office furniture and equipment

8,849

6,930

1,919

Total

$

16,221

$

13,994

$

2,227

Accumulated

April 30, 2010

Cost

Amortization

Net

Computer hardware

$

7,372

$

6,829

$

543

Office furniture and equipment

8,849

6,046

2,803

Total

$

16,221

$

12,875

$

3,346

(12)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

6.      Equity Accounted Investee

The  Company’s  investment  in  REGI  has  been  reduced  to  $nil  as  the  Company’s  share  of  past  losses exceeded the carrying value of the investment in REGI.

At October 31, 2010, the Company is owed an aggregate of $769,844 (April 30, 2010 - $585,859) by REGI.

The amounts owed are unsecured, non-interest bearing and due on demand.

During  the  year  ended  April  30,  2010,  the  Company  recognized  a  gain  of  $142,815  (2009  –  gain  of

$347,099) relating to the sale of 621,725 (2009 – 1,394,608) of shares of REGI by the Company and Rand.

7.

Dilution Gain

During  the  year  ended  April  30,  2008,  prior  to  the  de-consolidation,  REGI  issued  shares  to  third  parties.

These issuances reduced Rand’s interest in REGI, which resulted in a gain on dilution of $228,934.

8.

Related Party Transactions

At  October  31,  2010,  the  Company  is  owed  an  aggregate  of  $nil  (April  30,  2010  -  $28,455)  by  related

parties  and  owed  an  aggregate  of  $143,574  (April  30,  2010  -  $146,741)  to  related  parties.   The  amounts

owed  are  unsecured,  non-interest  bearing  and  due  on  demand.    These  parties  are  companies  that  the

President of the Company controls or significantly influences.

During  the  six  month  period  ended  October  31,  2010,  rent  of  $3,411  (2010  -  $7,260)  incurred  with  a company having common officers and directors.

During  the  six  month  period  ended  October  31,  2010,  management  fees  of  $15,000  (2010  -  $15,000)  were accrued to a company having common officers and directors in accordance with the management agreement dated  May  1,  2007.  As  at  October  31,  2010  an  aggregate  balance  of  $19,125  was  owed  to  this  related  party by  Rand  and  the  Company.  On  December  1,  2010  the  management  agreement  was  amended  whereby  the related party  agrees to  accrue the $5,000 per  month  management fees, but not to be paid until the Company is sufficiently funded for operations and not to charge interest on outstanding balances.

During  the  six  month  period  ended  October  31,  2010,  research  and  development  costs  of  $37,500  (2010  -

$12,629) were paid to a company having common officers and directors.

During  the  six  month  period  ended  October  31,  2010,  administrative  and  management  fees,  included  in miscellaneous  office  expenses,  of  $8,662  (2010  -  $17,710)  and  directors’  fees  of  $6,000  (2010  -  $6,000)

were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

(13)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

9.

Commitments

a)    In connection with the acquisition of Rand, the Company has the following royalty obligations:

i)

A  participating  royalty  is  to  be  paid  based  on  5%  of  all  net  profits  from  sales,  licenses,  royalties

or  income  derived  from  the  patented  technology,  to  a  maximum  amount  of  $10,000,000.   The

participating  royalty  is  to  be  paid  in  minimum  annual  instalments  of  $50,000  per  year  beginning on the date the first revenues are derived from the license or sale of the patented technology.

ii)

Pursuant  to  a  letter  of  understanding  dated  December  13,  1993,  between  the  Company  and  REGI

(collectively    called    the    grantors)    and    West    Virginia    University    Research    Corporation

(“WVURC”),  the  grantors  have  agreed  that  WVURC  shall  own  5%  of  Rand  CamTM  patented technology  and  will  receive  5%  of  all  net  profits  from  sales,  licenses,  royalties  or  income  derived from the patented technology.

iii)

A 1% net profit royalty will be payable to a director on all U.S. – based sales.

b)    The  Company  is  committed  to  fund  50%  of  the  further  development  of  the  Rand  CamTM/Direct  Charge

Engine Technology.

c)    On November 1, 2010, the Company entered into a lease agreement for one additional year for a total of

$13,185.

10.     Financial Instrument Liability

Rand’s private sales of REGI shares

On November 9, 2009, Rand sold  238,000 units at US$0.25  per unit consisting one common share of REGI and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional  share  of  REGI  at  US$0.35 per share expiring November 9, 2010.

During  the  year  ended  April  30,  2009,  Rand  sold  40,000  units  at  US$1.00  per  unit  consisting  of  one common  share  of  REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional share of REGI at US$1.50 per share expiring May 6, 2013.

During  the  year  ended  April  30,  2009,  Rand  sold  1,264,933  units  at  US$0.25  per  unit  consisting  of  one common  share  of  REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional share of REGI at US$0.35 per share expiring March 12, 2010.

The  warrants  are  a  derivative,  and  the  proceeds  on  the  sale  of  the  units  were  bifurcated  between  the  fair

value  of  the  common  shares  and  the  share  purchase  warrants.   During  the  year  ended  April  30,  2010  the

proceeds  allocated  to  the  warrants  were  $17,400  upon  issuance.    The  fair  value  of  the  warrants  at  the

closing  date  was  determined  using  the  Black-Scholes  option  pricing  model  using  the  following  weighted average assumptions: risk free interest rate of 0.24%, expected volatility of 121%, an expected option life of

1 year and no expected dividends.

(14)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

10.     Financial Instrument Liability (Cont’d)

Rand’s private sales of REGI shares (Cont’d)

During March, 2010, 163,000 warrants issued in March, 2009 were exercised at US$0.35 per share of REGI shares  for  total  proceeds  of  $58,877(US$57,050).  These  shares  were  transferred  by  Rand  to  the  purchasers on May 4, 2010.

On March 12, 2010, 1,101,933 warrants issued on March 12, 2009 expired, of which 894,333 warrants were extended for one year expiring March 12, 2011. The fair value of the extended warrants on March 12, 2010 was  determined  using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average assumptions:  risk  free  interest  rate  of  0.15%,  expected  volatility  of  117%,  an  expected  option  life  of  1  year and no expected dividends.

As at October 31, 2010 the details of the share purchase warrants are as follows:

Closing date of sale

# of warrants

Exercise price

Expiry date

March 27, 2008

80,000

US$   1.50

March 27, 2013

May 6, 2008

40,000

US$   1.50

May 6, 2013

March 12, 2009

894,333

US$   0.35

March 12, 2011

November 9, 2009

238,000

US$   0.35

November 9, 2010

The fair value of the warrants as follows:

Fair value at

Fair value at

Expiry date

October 31, 2010

April 30, 2010

March 27, 2013

$

5,296

$

6,292

May 6, 2013

2,804

3,120

March 12, 2011

20,987

86,863

November 9, 2010

-

39,541

Total

$

29,087

$

135,816

Black-Scholes Option-Pricing Model Assumptions

The fair value of each warrant issued was calculated using the Black-Scholes option-pricing model with the following assumptions:

October  31, 2010

April 30, 2010

Expected dividend yield

0.00%

0.00%

Expected stock price volatility

112% - 123%

98% - 115%

Risk-free interest rate

0.91% - 1.39%

0.38% - 2.42%

Expected life of warrants (years)

0.02 – 2.52

0.87 – 3.01

(15)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

10.     Financial Instrument Liability (Cont’d)

Reg Tech’s private sales of REGI shares

On  November  9,  2009,  Reg  Tech  sold  280,000  units  (2009  –  nil  units)  at  $0.25  per  unit  consisting  one common  share  of  REGI  and  one  share  purchase  warrant  entitling  the  holder  to  purchase  one  additional share of REGI at $0.35 per share expiring November 9, 2010.

The  warrants  are  a  derivative,  and  the  proceeds  on  the  sale  of  the  units  were  bifurcated  between  the  fair

value  of  the  common  shares  and  the  share  purchase  warrants.   The  proceeds  allocated  to  the  warrants  were

$21,304  (2009  -  $nil)  upon  issuance.   The  fair  value  of  the  warrants  at  the  closing  date  was  determined using  the  Black-Scholes  option  pricing  model  using  the  following  weighted  average  assumptions:  risk  free interest  rate  of  0.31%,  expected  volatility  of  121%,  an  expected  option  life  of  1  year  and  no  expected dividends. The 280,000 warrants expired on November 9, 2010.

During  the  six  months  ended  October  31,  2010  Reg  Tech  received  gross  proceeds  of  $76,467  (US$72,300)

as  subscriptions  for  361,500  REGI  units  at  $0.25  per  unit  consisting  one  common  share  of  REGI  and  one share  purchase  warrant  entitling  the  holder  to  purchase  one  additional  share  of  REGI  at  $0.30  per  share expiring one year after the issuance date. The shares have not been transferred to the purchasers.

11.     Convertible Debenture

On  June  1,  2010,  the  Company  issued  a  convertible  debenture  for  total  proceeds  of  $50,000  which  bears interests  at  8%  per  annum  payable  monthly,  is  unsecured  and  due  one  year  from  date  of  issuance.  The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common  stock  at  a  price  of  $0.20  per  share.  The  Company  has  the  option  to  repay  principal  and  accrued interest before the due date with 30 days’ notice.

The  fair  value  of  the  debt  component  of  the  convertible  loan  was  estimated  using  discounted  cash  flow  at

10%  for  equivalent  debt  without  the  conversion  feature.   The  fair  value  of  equity  component  was  estimated

using  Black-Scholes  option  pricing  model  with  following  assumptions:    risk-free  interest  rate  of  1.11%,

dividend  of  0%,  expected  life  of  1  year  and  expected  volatility  of  93%.  The  debt  and  equity  components  of the  convertible  loans  were  then  measured  using  the  proportional  or  relative  fair  value  method  and  were initially  recorded  at  $41,515  and  $8,485  respectively.  As  at  October  31,  2010,  $5,910  interest  has  been amortized  with  its  debt  component  carried  at  amortized  cost  of  $44,090.  As  at  October  31,  2010,  interest  of

$1,333 has been paid to the lender.

(16)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

12.     Restatement

During  the  year  ended  April  30,  2008,  the  Company,  through  its  subsidiary  Rand,  sold  80,000  units  to  a

third  party.   Each  unit  consisted  of  one  REGI  share  and  one  share  purchase  warrant  entitling  the  holder  to

acquire  one  additional  common  share  in  REGI  for  a  period  of  five  years  at  US$1.50  per  share.    The

warrants  are  a  derivate  financial  instrument  and  classified  as  held-for-trading  and  initially  recorded  and

subsequently  measured  at  fair  value.   However,  in  preparation  of  the  consolidated  financial  statements  for the  year  ended  April  30,  2008,  the  Company  did  not  allocate  any  of  the  proceeds  on  this  sale  to  the warrants, and the warrants were not subsequently measured at fair value.

The  following  presents  the  effect  of  the  previously  issued  consolidated  financial  statements  for  the  year ended April 30, 2008.

Consolidated balance sheet

2008

2008

As previously

reported

Increase

Restated

Financial instrument liability

$

-

$

56,184

$

56,184

Deficit

13,274,814

56,184

13,330,998

Consolidated statement of operations

2008

2008

As previously

Increase

reported

(Decrease)

Restated

Gain on sale of investee’s shares

$

292,149

$

(30,798)

$

261,351

Unrealized gain (loss) on financial

instrument liability

-

(25,386)

(25,386)

Net and comprehensive loss

480,145

56,184

536,329

13.     Capital Management

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue as  a  going  concern  in  order  to  pursue  the  development  of  its  technologies  and  to  maintain  a  flexible

capital   structure   for   its   projects   for   the   benefit   of   its   stakeholders.   As   the   Company   is   in   the

development stage, its principal source of funds is from the issuance of common shares.

In  the  management  of  capital,  the  Company  includes  the  share  capital  as  well  as  cash,  receivables,

related party receivables and advances to equity accounted investee.

The  Company   manages  the  capital  structure  and  makes   adjustments   to   it   in   light  of   changes   in

economic  conditions  and  the  risk  characteristics  of  the  underlying  assets.  To  maintain  or  adjust  the capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of  assets  or  adjust the amount of cash and short-term investments.

(17)

Reg Technologies Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the six months ended October 31, 2010 and 2009

13.     Capital Management (Cont’d)

The  Company  expects  its  capital  resources,  which  include  a  share  offering  and  the  sale  of  investee shares  and  warrants,  will  be  sufficient  to  carry  its  research  and  development  plans  and  operations through its current operating period.

The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the six months ended October 31, 2010.

14.     Asset Transfer Agreement

On  July  20,  2010  the  Company  signed  an  asset  transfer  agreement  with  its  newly  incorporated  subsidiary

Minewest  Silver  and  Gold  Inc.  (“Minewest”),  a  private  company  incorporated  in  British  Columbia  for acquiring  and  exploring  mineral  properties.  In  accordance  with  the  agreement  the  Company  transfers  its

100%  ownership  in  its  undivided  50%  interest  subject  to  a  5%  net  smelter  return  in  33  mining  claims situated in the Tootsee River area in the Province of British Columbia for following consideration:

-      Cash payment of $25,000 on or before August 15, 2010 (paid);

-      Issuance of 8,000,000 shares of Minewest voting common shares (not issued).

The transfer of title to the asset has not been completed.

15.     Subsequent Event

On  November  9,  2009,  238,000  warrants  issued  by  Rand  and  280,000  warrants  issued  by  Reg  Tech  in relation to their private sale of REGI shares expired.

(18)